
September 21, 2010

Mr. João Adalberto Elek Júnior
Chief Financial Officer
Net Communications Services Inc.
Rua Verbo Divino 1356
04719-002 São Paulo-SP
Federative Republic of Brazil

> **Re:** **Net Communications Services Inc.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed May 21, 2010**
> **File No. 0-28860**

Dear Mr. Elek:

We have reviewed your response letter dated August 6, 2010 and have the following comments. As noted in our letter dated July 26, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2009

16. Intangible Assets, page F-47

1. We note your response to prior comment number two from our letter dated July 26, 2010. You state that the licenses are granted for a term of 15 years and automatically renewable subject to certain conditions. We are not convinced that these factors provide persuasive evidence that the estimated useful lives of licenses should be considered indefinite. In particular the Company has not demonstrated a history of successful renewals. Please revise your financial statements to amortize your cable and MMDS licenses over a period that reflects the estimated useful life or provide additional information to support your accounting treatment.

Please file all correspondence over EDGAR. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director